EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents		213,404	252,243
Restricted cash		20,124	20,081
Marketable securities		139	84
Accounts receivable		29,059	27,643
Biological assets	6	2,969	3,120
Inventory	7	134,982	126,877
Prepaid expenses and deposits		15,158	15,566
Investments	12	362	484
Assets held for sale		746	746
Net investment in subleases	10	2,877	2,775
		419,820	449,619
Non-current assets
Long-term deposits and receivables		2,508	4,526
Right of use assets	8	136,852	138,353
Property, plant and equipment	9	149,398	151,900
Net investment in subleases	10	11,244	11,643
Intangible assets	11	57,824	58,520
Investments	12	14,322	11,574
Equity-accounted investees	13	395,411	385,534
Goodwill		127,260	124,248
Total assets		1,314,639	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities		51,799	56,747
Lease liabilities	14	34,990	35,462
		86,789	92,209
Non-current liabilities
Lease liabilities	14	133,381	134,471
Other liabilities		6,925	8,041
Total liabilities		227,095	234,721

Shareholders’ equity
Share capital	15(b)	2,274,393	2,310,398
Warrants		306	306
Contributed surplus		53,089	54,038
Accumulated deficit		(1,282,860)	(1,302,441)
Accumulated other comprehensive income ("AOCI")		42,616	38,895
Total shareholders’ equity		1,087,544	1,101,196
Total liabilities and shareholders’ equity		1,314,639	1,335,917

Commitments and contingencies (note 23)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2026	2025
Net revenue	17	195,906	204,914
Cost of sales	7	143,094	148,273
Gross profit		52,812	56,641

Investment income	18	1,537	2,856
Share of profit (loss) of equity-accounted investees	13	501	(4,457)

General and administrative		46,607	46,359
Sales and marketing		4,009	3,767
Depreciation and amortization	8,9,11	12,855	13,228
Share-based compensation	16	616	1,388
Restructuring costs		172	326
Asset (reversal) impairment, net	8,9	(178)	1,984
Other income		(81)	—
Research and development		4	100
Gain on disposition of assets		(40)	(59)
Operating loss		(9,114)	(12,053)

Other expenses, net	19	(2,294)	(2,654)
Loss before income tax		(11,408)	(14,707)
Income tax recovery		1,497	—
Net loss		(9,911)	(14,707)

Equity-accounted investees - share of other comprehensive income (loss)	13	5,013	(348)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	12	(1,292)	(5,230)
Comprehensive loss		(6,190)	(20,285)

Net loss per common share attributable to owners of the Company
Basic and diluted	21	$(0.04)	$(0.06)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

						Accumulated other comprehensive income
	Note	Share capital	Warrants	Contributed surplus	Accumulated deficit	Equity-accounted investees	Investments at FVOCI	Total
Balance at December 31, 2025		2,310,398	306	54,038	(1,302,441)	31,673	7,222	1,101,196
Net loss		—	—	—	(9,911)	—	—	(9,911)
Other comprehensive income (loss)		—	—	—	—	5,013	(1,292)	3,721
Share repurchases	15(b)	(38,760)	—	—	29,492	—	—	(9,268)
Share-based compensation	16	—	—	1,806	—	—	—	1,806
Employee awards exercised		2,755	—	(2,755)	—	—	—	—
Balance at March 31, 2026		2,274,393	306	53,089	(1,282,860)	36,686	5,930	1,087,544

Balance at December 31, 2024		2,346,728	667	57,156	(1,323,965)	50,906	1,864	1,133,356
Net loss		—	—	—	(14,707)	—	—	(14,707)
Other comprehensive loss		—	—	—	—	(348)	(5,230)	(5,578)
Share repurchases		(51,714)	—	—	36,383	—	—	(15,331)
Share-based compensation	16	—	—	2,459	—	—	—	2,459
Employee awards exercised		93	—	(93)	—	—	—	—
Balance at March 31, 2025		2,295,107	667	59,522	(1,302,289)	50,558	(3,366)	1,100,199

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2026	2025
Cash provided by (used in):
Operating activities
Net loss for the period		(9,911)	(14,707)
Adjustments for:
Income tax recovery		(1,497)	—
Interest and fee income	18	(1,482)	(2,856)
Change in fair value of biological assets	6	(46)	(1,447)
Change in fair value of inventory sold		230	336
Share-based compensation	16	616	1,388
Depreciation and amortization	8,9,11	14,116	14,187
Gain on disposition of assets		(40)	(59)
Inventory impairment and obsolescence	7	1,446	591
Finance costs, net	19	2,062	1,690
Change in estimate of fair value of derivative warrants		—	(12)
Unrealized foreign exchange (gain) loss		(299)	13
Asset (reversal) impairment, net	8,9	(178)	1,984
Share of (profit) loss of equity-accounted investees	13	(501)	4,457
Unrealized gain on marketable securities	18	(206)	—
Additions to marketable securities		151	—
Interest received		1,361	2,936
Exercise of cash-settled deferred share units	16(d)	(474)	—
Change in non-cash working capital	3,20	(1,867)	(713)
Net cash provided by operating activities		3,481	7,788
Investing activities
Additions to property, plant and equipment	9	(2,638)	(1,588)
Additions to investments	12	(4,032)	(8,997)
Principal payments from investments	12	116	26,907
Capital (contributions) distributions from equity-accounted investees	13	(2,866)	719
Proceeds from disposal of property, plant and equipment		43	113
Acquisitions	4	(2,900)	—
Change in non-cash working capital	20	911	18
Net cash (used in) provided by investing activities		(11,366)	17,172
Financing activities
Payments on lease liabilities, net	10,14	(10,056)	(7,512)
Repurchase of common shares	15(b)	(9,575)	(15,031)
Change in non-cash working capital	20	819	91
Net cash used in financing activities		(18,812)	(22,452)
Change in cash and cash equivalents		(26,697)	2,508
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026		(12,142)	—
Cash and cash equivalents, beginning of period		252,243	218,359
Cash and cash equivalents, end of period		213,404	220,867

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta, Canada, T5S 1K6.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the three months ended March 31, 2026.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

annual consolidated financial statements for the year ended December 31, 2025. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2025.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, changes to investments have been separated into additions to investments and principal payments from investments and change in fair value of biological assets has been separated into change in fair value of biological assets and change in fair value of inventory sold, both on the condensed consolidated interim statement of cash flows.

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on April 28, 2026.

3.
NEW ACCOUNTING STANDARDS

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7 using the prospective application. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosure requirements for certain instruments without contractual terms that can change cash flows.
•
Updates to the disclosure required for equity instruments designated at FVOCI.

Impact on adoption

At March 31, 2026, there was a $5.7 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, which is reflected in the statement of financial position and statement of cash flows. The Company estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

4.
Business acquisitions

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties have agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction has not been amended.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On January 7, 2026, the first closing (“First Closing”) was completed and involved the purchase of 5 cannabis retail stores located in Alberta and Saskatchewan. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the First Closing. Pursuant to the 1CM A&R Agreement, the Company had previously paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

The second closing (“Second Closing”) will involve the purchase of the remaining 27 cannabis retail stores, each of which are located in Ontario. The purchase price for the Second Closing will be $27.2 million cash, subject to certain adjustments at the time of the Second Closing. In addition, the outside date for completion of the 1CM Transaction has been extended from December 31, 2025 to May 31, 2026. The previously paid $1.0 million cash deposit from April 2025 will be applied towards the purchase price in respect of the Second Closing, which is still pending regulatory approval.

The purchase price allocation is not final as the Company continues to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Cash	5,000	—	5,000

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Inventory	385	22	407
Prepaid expenses and deposits	10	—	10
Right of use assets	554	1,150	1,704
Property, plant and equipment	1,172	—	1,172
Lease liabilities	(435)	(870)	(1,305)
Total identifiable net assets acquired	1,686	302	1,988
Goodwill	3,314	(302)	3,012
	5,000	—	5,000

Goodwill reflects benefits arising from the acquisition that are not individually identifiable or separately recognizable, including expected operational synergies and future growth opportunities.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised.

The consolidated financial statements incorporate the operations of the 5 cannabis retail stores located in Alberta and Saskatchewan commencing January 8, 2026. During the period January 8, 2026 to March 31, 2026 the Company recorded revenues of $0.9 million and a net loss of $0.2 million from the 5 cannabis retail stores. Had the First Closing closed on January 1, 2026, management estimates that for the period January 1, 2026, to January 7, 2026, revenue would have increased by $79 thousand and net loss would have increased by $17 thousand. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2026.

The Company incurred costs related to the First Closing of $0.1 million which have been included in transaction costs.

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at March 31, 2026
Total assets	206,508	211,380	—	417,888	319,076	410,095	167,580	1,314,639
Three months ended March 31, 2026
Net revenue (1)	77,345	29,432	(14,954)	91,823	104,083	—	—	195,906
Gross profit	20,352	5,802	—	26,154	26,658	—	—	52,812
Operating income (loss)	1,116	(6,942)	—	(5,826)	(3,160)	2,038	(2,166)	(9,114)
Earnings (loss) before income tax	554	(7,109)	—	(6,555)	(4,572)	2,038	(2,319)	(11,408)
(1)
The Company has eliminated $15.0 million for the three months ended March 31, 2026 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Three months ended March 31, 2025
Net revenue (1)	77,540	34,319	(16,417)	95,442	109,472	—	—	204,914
Gross profit	19,627	9,211	—	28,838	27,803	—	—	56,641
Operating income (loss) (2)	1,327	(6,171)	—	(4,844)	(2,417)	(1,601)	(3,191)	(12,053)
Earnings (loss) before income tax (2)	774	(6,318)	—	(5,544)	(3,462)	(1,601)	(4,100)	(14,707)
(1)
The Company has eliminated $16.4 million for the three months ended March 31, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(2)
Recast - refer to description below

In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

The following table presents the effect of the adjustments made to operating income (loss) and earnings (loss) before income tax for the periods indicated.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2025
Operating income (loss) as previously reported	5,162	(486)	—	4,676	1,980	(1,601)	(17,108)	(12,053)
Adjustment to general and administrative expenses	(3,835)	(5,685)	—	(9,520)	(4,397)	—	13,917	—
Operating income (loss) as recast	1,327	(6,171)	—	(4,844)	(2,417)	(1,601)	(3,191)	(12,053)

Earnings (loss) before income tax as previously reported	4,609	(633)	—	3,976	935	(1,601)	(18,017)	(14,707)
Adjustment to general and administrative expenses	(3,835)	(5,685)	—	(9,520)	(4,397)	—	13,917	—
Earnings (loss) before income tax as recast	774	(6,318)	—	(5,544)	(3,462)	(1,601)	(4,100)	(14,707)

Geographical disclosure

As at March 31, 2026, the Company had non-current assets related to credit investments in the United States of $395.4 million (December 31, 2025 – $385.5 million). For the three months ended March 31, 2026, share of profit of equity-accounted investees related to operations in the United States was a profit of $0.5 million (three months ended March 31, 2025 – loss of $4.5 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

6.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	March 31, 2026	December 31, 2025
Balance, beginning of year	3,120	1,187
Increase in biological assets due to capitalized costs	4,713	16,082
Net change in fair value of biological assets	46	2,322
Transferred to inventory upon harvest	(4,910)	(16,471)
Balance, end of period	2,969	3,120

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2026, it is estimated that the Company’s biological assets will yield approximately 11,785 kilograms (December 31, 2025 – 12,189

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

kilograms) of dry cannabis when harvested. During the three months ended March 31, 2026, the Company harvested 8,941 kilograms of dry cannabis (three months ended March 31, 2025 – 6,736 kilograms).

7.
Inventory

As at	March 31, 2026	December 31, 2025
Retail liquor	77,216	75,145
Retail cannabis	15,772	16,348
Harvested cannabis
Work-in-progress	2,902	2,203
Finished goods	5,434	4,342
Manufactured cannabis
Dried cannabis & biomass	5,397	2,270
Work in progress	13,871	12,577
Finished goods	5,566	5,600
Packaging supplies and consumables	8,824	8,392
	134,982	126,877

During the three months ended March 31, 2026, inventories of $141.5 million were recognized in cost of sales as an expense (three months ended March 31, 2025 – $148.8 million).

During the three months ended March 31, 2026, the Company recognized inventory write downs of $1.4 million (three months ended March 31, 2025 – $0.6 million).

8.
Right of use assets

Cost
Balance at December 31, 2025	270,591
Acquisition (note 4)	1,704
Additions	3,858
Renewals, remeasurements and dispositions	778
Balance at March 31, 2026	276,931

Accumulated depreciation and impairment
Balance at December 31, 2025	132,238
Depreciation	8,141
Impairment reversal	(300)
Balance at March 31, 2026	140,079

Net book value
Balance at December 31, 2025	138,353
Balance at March 31, 2026	136,852

For the three months ended March 31, 2026, renewals, remeasurements and dispositions of $0.8 million mainly related to lease renewals for which the Company reassessed likely terms.

For the three months ended March 31, 2026, the Company recorded the following net impairment losses (reversals) on right of use assets:

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	—	(300)	(300)

Refer to note 9 for the significant assumptions applied in the impairment test.

For the three months ended March 31, 2025, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2025	9,454	69,519	84,580	111,672	5,153	280,378
Acquisition (note 4)	—	—	1,172	—	—	1,172
Additions	—	29	64	1,313	321	1,727
Transfers from CIP	—	—	785	26	(811)	—
Dispositions	—	—	—	—	—	—
Balance at March 31, 2026	9,454	69,548	86,601	113,011	4,663	283,277

Accumulated depreciation and impairment
Balance at December 31, 2025	689	11,567	45,907	70,315	—	128,478
Depreciation	750	120	2,188	2,221	—	5,279
Impairment (recovery)	—	475	(277)	(76)	—	122
Dispositions	—	—	—	—	—	—
Balance at March 31, 2026	1,439	12,162	47,818	72,460	—	133,879

Net book value
Balance at December 31, 2025	8,765	57,952	38,673	41,357	5,153	151,900
Balance at March 31, 2026	8,015	57,386	38,783	40,551	4,663	149,398

During the three months ended March 31, 2026, depreciation expense of $1.3 million was capitalized to biological assets and inventory (three months ended March 31, 2025 – $1.0 million).

During the three months ended March 31, 2026, the Company determined that indicators of impairment existed relating to the Stellarton facility due to slow moving market conditions. The estimated recoverable amount of the facility was determined to be its fair value less costs of disposal and an impairment of $0.5 million was recorded to write down the facility to its recoverable amount of $1.9 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the three months ended March 31, 2026, the Company determined that indicators of impairment reversal existed relating to one cannabis retail store and three liquor retail stores showing improved store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 11.0% – 13.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the three months ended March 31, 2026, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2026	(171)	(182)	(353)

The Company also recorded impairment losses and impairment reversals on right of use assets (note 8).

For the three months ended March 31, 2025, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
10.
Net investment in subleases

	March 31, 2026	December 31, 2025
Balance, beginning of year	14,418	18,186
Finance income	137	612
Rents recovered (payments made directly to landlords)	(837)	(3,342)
Dispositions and remeasurements	403	(1,038)
Balance, end of period	14,121	14,418

Current portion	2,877	2,775
Long-term	11,244	11,643

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2025	81,900	10,000	5,589	6,482	103,971
Balance at March 31, 2026	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2025	35,792	5,564	3,365	730	45,451
Amortization	43	308	224	121	696
Balance at March 31, 2026	35,835	5,872	3,589	851	46,147

Net book value
Balance at December 31, 2025	46,108	4,436	2,224	5,752	58,520
Balance at March 31, 2026	46,065	4,128	2,000	5,631	57,824

12.
Investments

As at	March 31, 2026	December 31, 2025
Investments at amortized cost	708	822
Investments at FVOCI	13,976	11,236
	14,684	12,058

Current portion	362	484
Long-term	14,322	11,574

Investments at amortized cost

The Company has loans outstanding to franchise partners with a total balance of $0.7 million, maturity dates ranging from August 2026 to June 2030, and annual interest rates ranging from 7.5% – 8%.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the three months ended March 31, 2026, the Company acquired an additional $4.0 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $14.0 million as a Level 1 investment and the corresponding $1.3 million loss was recognized in other comprehensive income.

13.
Equity-accounted investees

As at	March 31, 2026	December 31, 2025
Interest in joint venture	395,411	385,534

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2025	385,534
Share of net earnings	501
Share of other comprehensive income (taxes at 23%)	6,510
Capital contributions	2,866
Balance at March 31, 2026	395,411

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	March 31, 2026	March 31, 2025
Current assets (including cash and cash equivalents - 2026: $0.2 million, 2025: $0.7 million)	3,174	2,058
Non-current assets	373,912	402,960
Current liabilities	(10,088)	(1,144)
Net assets (liabilities) (100%)	366,998	403,874

Three months ended March 31	2026	2025
Revenue (loss)	1,131	(3,874)
Profit (loss) from operations	724	(4,245)
Other comprehensive income (loss)	6,510	(348)
Total comprehensive income (loss)	7,192	(4,539)

14.
Lease Liabilities

	March 31, 2026	December 31, 2025
Balance, beginning of year	169,933	152,273
Acquisition (note 4)	1,305	—
Additions	3,917	9,634
Lease payments	(10,893)	(42,587)
Renewals, remeasurements and dispositions	1,132	42,790
Tenant inducement allowances received	804	303
Accretion expense	2,173	7,520
Balance, end of period	168,371	169,933

Current portion	34,990	35,462
Long-term	133,381	134,471

For the three months ended March 31, 2026, renewals, remeasurements and dispositions of $1.1 million mainly related to lease renewals for which the Company reassessed likely terms.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at March 31, 2026:

March 31, 2026
Less than one year	43,711
One to three years	72,651
Three to five years	50,174
Thereafter	11,120
Minimum lease payments	177,656

15.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		March 31, 2026		December 31, 2025
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,359,123	2,310,398	263,021,847	2,346,728
Share repurchases		(4,453,358)	(38,760)	(5,899,897)	(52,688)
Employee awards exercised		1,265,453	2,755	6,237,173	16,358
Balance, end of period		260,171,218	2,274,393	263,359,123	2,310,398

During the three months ended March 31, 2026, the Company purchased and cancelled 4.5 million common shares, pursuant to its repurchase program, at a weighted average price, excluding commissions, of $2.13 (US$1.56) per common share for a total cost of $9.6 million including commissions. Accumulated deficit was reduced by $29.5 million, representing the excess of the average carrying value of the common shares over their purchase price.

16.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). During 2019, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2026	2025
Equity-settled expense
Restricted share units (C)	1,806	2,459
Cash-settled (recovery) expense
Deferred share units (1) (D)	(1,190)	(1,071)
	616	1,388
(1)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the three months ended March 31, 2026:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2025	16,320	$64.32	20,800	$40.38
Forfeited	(320)	155.19	—	0.00
Expired	—	0.00	(12,800)	18.75
Balance at March 31, 2026	16,000	$62.50	8,000	$75.00

The following table summarizes outstanding simple and performance warrants as at March 31, 2026:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	$62.50	0.78	16,000	$62.50	0.78
Performance warrants
$62.50 - $93.75	8,000	$75.00	n/a	—	$—	n/a
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the three months ended March 31, 2026:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2025	320,951	$11.86
Forfeited	(236,853)	11.79
Balance at March 31, 2026	84,098	$12.05

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at March 31, 2026:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	4.16	10,000	4.16
$11.79	64,738	0.80	64,738	0.80
$11.90	8,160	4.24	8,160	4.24
$31.50	1,200	1.73	1,200	1.73
	84,098	1.55	84,098	1.55
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the three months ended March 31, 2026:

RSUs outstanding
Balance at December 31, 2025	6,855,023
Granted	3,699,608
Forfeited	(599,755)
Exercised	(1,265,453)
Balance at March 31, 2026	8,689,423

At March 31, 2026, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board. The fair value of DSUs that will be redeemed within the next year are classified as a current liability within accounts payable.

As at March 31, 2026, the Company recognized a liability of $6.5 million relating to the fair value of cash-settled DSUs (December 31, 2025 – $8.1 million) with $6.4 million (December 31, 2025 – $7.6 million) included as a non-current liability within other liabilities and $0.1 million (December 31, 2025 – $0.5 million) included as a current liability within accounts payable.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in DSUs during the three months ended March 31, 2026:

DSUs outstanding
Balance at December 31, 2025	3,568,503
Granted	157,107
Exercised	(217,602)
Balance at March 31, 2026	3,508,008

At March 31, 2026, 3.51 million DSUs were vested (December 31, 2025 – 3.57 million) and 0.1 million were exercisable (December 31, 2025 – 0.3 million).

17.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Three months ended March 31
	2026	2025
Liquor retail revenue
Retail	103,696	109,022
Proprietary licensing	387	450
Liquor retail revenue	104,083	109,472
Cannabis retail revenue
Retail	72,449	72,256
Proprietary licensing	3,865	4,077
Franchise	1,031	1,207
Cannabis retail revenue	77,345	77,540
Cannabis operations revenue
Provincial boards	32,577	34,855
Wholesale	7,586	11,483
Analytical testing and other	108	204
Intersegment eliminations	(14,954)	(16,417)
Cannabis operations revenue	25,317	30,125
Gross revenue	206,745	217,137
Excise taxes (1)	10,839	12,223
Net revenue	195,906	204,914
(1)
Excise tax is only applicable to cannabis operations provincial board revenue.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Investment income

	Three months ended March 31
	2026	2025
Interest income from investments at amortized cost	14	1,373
Interest income from cash	1,468	1,483
Gain on marketable securities	55	—
	1,537	2,856

19.
Other (expenses) INCOME, NET

	Three months ended March 31
	2026	2025
Finance (costs) income
Accretion on lease liabilities	(2,173)	(1,830)
Financial guarantee liability recovery	12	14
Other finance costs	(38)	(41)
Interest income	137	167
Total finance costs	(2,062)	(1,690)
Change in fair value of derivative warrants	—	12
Transaction costs	(341)	(778)
Foreign exchange loss	109	(198)
	(2,294)	(2,654)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.
SUPPLEMENTAL CASH FLOW DISCLOSURES

	Three months ended March 31
	2026	2025
Cash provided by (used in):
Accounts receivable	10,802	(1,591)
Biological assets	197	(751)
Inventory	(9,374)	(5,571)
Prepaid expenses and deposits	321	5,979
Investments	—	27
Right of use assets	(3,859)	6
Property, plant and equipment	911	(9)
Accounts payable and accrued liabilities	(3,856)	1,244
Lease liabilities	4,721	62
	(137)	(604)

Changes in non-cash working capital relating to:
Operating	(1,867)	(713)
Investing	911	18
Financing	819	91
	(137)	(604)

21.
Earnings (Loss) per share

	Three months ended March 31
	2026	2025
Weighted average shares outstanding (000s)
Basic and diluted (1)	261,299	259,127
Net loss attributable to owners of the Company	(9,911)	(14,707)
Per share - basic and diluted	$(0.04)	$(0.06)
(1)
For the three months ended March 31, 2026, there were 54.4 thousand equity classified warrants, 16.0 thousand simple warrants, 8.0 thousand performance warrants, 0.1 million stock options and 8.7 million RSUs that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2025 – 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 37.6 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 13.3 million RSUs).
22.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVOCI and accounts payable and accrued liabilities.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
March 31, 2026	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	13,976	13,976	—	—

		Fair value measurements using
December 31, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	84	84	—	—
Investments at FVOCI	11,236	11,236	—	—

There were no transfers between Levels 1, 2 and 3 inputs during the period.

23.
Commitments and contingencies

The following table summarizes contractual commitments at March 31, 2026:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	51,799	—	—	—	51,799
Financial guarantee liability	—	135	—	—	135
Loyalty liability	—	388	—	—	388
Balance, end of year	51,799	523	—	—	52,322
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.